April 15, 2014

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: JobLocationMap Inc.

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-188225

Filed December 5, 2013

Dear Ms. Mills-Apenteng:

Below please find the Company’s responses to your oral comments.

General

1.	Please clarify that in the event funds are to be refunded to investors, they will be promptly returned as required under 10b-9.

Clarified.

2.	Please remove references to a separate account to hold the funds raised in this offering.

Separate account reference deleted.

3.	In your risk factor on page 6 add the risk that the funds might not be returned to investors as they are subject to attachment by creditors of the issuer.

Disclosure added.

Very truly yours,

/s/ Omri Morchi

Omri Morchi

President

JobLocationMap, Inc.